FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2010

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

.....

No

..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of August 2010 and incorporated by reference herein is the Registrant's immediate report dated August 17, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated:

August 17, 2010

PRESS RELEASE - FOR IMMEDIATE RELEASE

Formula Systems Reports Second Quarter Results; Revenues Increased by 19% Year-Over-Year to reach $131.7 million and Operating Income Increased by 35% to $11.3 million

Or-Yehuda, Israel – August 17, 2010 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a provider of information technology products, solutions and services, announced today its results for the Second quarter and six months period ended June 30, 2010.

Financial Highlights for the Second Quarter and for the Six Months Period Ended June 30, 2010

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Revenues increased by 19% to $131.7 million (Q2 2009: $111.0 million).

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Operating income increased by 35% to $11.3 million (Q2 2009: $8.4 million).

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Net income attributable to Formula shareholders reached $ 3.8 million (Q2 2009: $3.7 million).

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Formula’s consolidated cash and short term investments totaled approximately $133.5 million as at 30 June 2010.

Financial Highlights for the Six Months Period Ended June 30, 2010

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Revenues totaled $262.6 million compare to 227.9 in the same period last year.

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Operating income increased by 37% to $22.3 million up from $16.3 million in the same period last year.

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Net income attributable to Formula shareholders reached $8.6 million compare to $7.1 million in the same period in 2009.

Comments of Management

Guy Bernstein, Chief Executive Officer of Formula Systems, said: "I am pleased to report the constant improvement in Formula’s profitability, demonstrating the continuous demand for the products and services offered by the group’s subsidiaries, as well as the cost-saving measures implemented throughout the group. We will strive to maintain the growth momentum going forward."

About Formula Systems

Formula Systems (1985) Ltd. (NASDAQ: FORTY) is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Nir Feller, Formula Systems (1985) Ltd.

Tel. +972-3-5389487

Email. nir@formula.co.il

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	June 30, 2010 (Unaudited)	December 31, 2009 (Audited)
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	86,850	100,205
Short-term investments	46,621	58,009
Trade receivables	121,690	130,236
Other accounts receivable	25,705	22,449
Inventories	3,070	2,439
Total assets attributed to discontinued operations…………………………....	-	27
	283,936	313,365

LONG-TERM INVESTMENTS:
Long term investments	7,446	10,323
Investments in affiliates	2,861	3,293

	10,307	13,616

SEVERANCE PAY FUND	44,387	44,131

PROPERTY, PLANTS AND EQUIPMENT, NET	10,474	9,989

OTHER ASSETS AND GOODWILL, NET	197,800	185,338

	546,904	566,439

CURRENT LIABILITIES:
Liabilities to banks	9,187	10,055
Trade payables	35,315	43,776
Deferred revenue	30,331	25,206
Employees and payroll accrual	35,041	32,029
Other accounts payable	21,445	26,995
Dividend payable…………………………………………………………………	-	6,694
Liability in respect of the business combination	3,287	210
Debentures	14,316	14,639
Total liabilities attributed to discontinued operations…………………………....	-	314
	148,922	159,918

LONG-TERM LIABILITIES:
Debentures	42,947	43,918
Deferred taxes	3,386	2,207
Deferred revenues	1,594	1,116
Liabilities to banks and others	5,618	8,556
Liability in respect of the acquisition of activity	4,753	1,517
Accrued severance pay	54,915	53,893

	113,213	111,207

TOTAL EQUITY	284,769	295,314

	546,904	566,439

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	262,566	227,884	131,724	110,996
Cost of revenues	197,048	170,764	98,650	82,187

Gross profit	65,518	57,120	33,074	28,809
Research and development costs, net	2,594	2,193	1,211	1,050
Selling, general and administrative expenses	40,624	38,653	20,568	19,371
Operating income	22,300	16,274	11,295	8,388
Financial income (expenses), net	(1,721)	2,056	(2,243)	269

	20,579	18,330	9,052	8,657
Other income (expenses), net	(153)	61	(146)	241

Income before taxes on income	20,426	18,391	8,906	8,898
Taxes on income	3,371	4,896	1,213	1,963

	17,055	13,495	7,693	6,935
Equity in gains (losses) of affiliated companies, net	(378)	(1)	(140)	(34)
Income from continuing operation	16,677	13,494	7,553	6,901
Net income from discontinued operation	-	341	-	229
Net Income	16,677	13,835	7,553	7,130
Net income attributable to non-controlling interests	8,044	6,697	3,720	3,405

Net income attributable to Formula shareholders	8,633	7,138	3,833	3,725

Amount attributable to Formula's shareholders:
Income from continuing operation	8,633	6,797	3,833	3,496
Income from discontinued operation	-	341	-	229
	8,633	7,138	3,833	3,725
Earnings per share generated from continued operation :
Basic	0.65	0.51	0.29	0.26

Diluted	0.63	0.50	0.28	0.25

Earnings per share generated from discontinued operation :
Basic	-	0.03	-	0.02

Diluted	-	0.03	-	0.02
Total Earning per share:
Basic	0.65	0.54	0.29	0.28
Diluted	0.63	0.53	0.28	0.27
Weighted average number of shares outstanding:
Basic	13,349	13,200	13,365	13,200

Diluted	13,518	13,403	13,524	13,432
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